SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                         (Amendment No. 1)

                   CSG SYSTEMS INTERNATIONAL, INC.
                         (Name of Issuer)

                            Common Stock
                   (Title of Class of Securities)

                            126349 10 9
                           (CUSIP Number)

CUSIP No.  126349 10 9

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Neal C. Hansen

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

    /  /  a
    /  /  b

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    United State of America

NUMBER OF           (5)  SOLE VOTING POWER       1,637,078
SHARES
BENEFICIALLY        (6)  SHARED VOTING POWER         -0-
OWNED BY
EACH                (7)  SOLE DISPOSITIVE        1,637,078
REPORTING                POWER
PERSON WITH         (8)  SHARED DISPOSITIVE          -0-
                         POWER

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,637,078

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS)

    /X/

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    6.4%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN


SCHEDULE 13G

Item 1 (a)  Name of Issuer:

            CSG Systems International, Inc.

Item 1 (b)  Address of Issuer's Principal Executive Offices:

            7887 East Belleview Avenue
            Suite 1000
            Englewood, Colorado  80111

Item 2 (a)  Name of Person Filing:

            Neal C. Hansen

Item 2 (b)  Address of Principal Office or, if none, Residence:

            7887 East Belleview Avenue
            Suite 1000
            Englewood, Colorado  80111

Item 2 (c)  Citizenship

            United States of America

Item 2 (d)  Title of Class of Securities

            Common Stock

Item 2 (e)  CUSIP Number:

            126349 10 9

Item 3      If This Statement is Filed Pursuant to Rules 13d-1(b) or
            13d-2(b):

            Not Applicable

Item 4(a)   Amount Beneficially Owned:

            1,637,078* shares as of December 31, 1997

            * Includes 700,000 shares owned by Hansen Partnership, Ltd., of which Neal C. Hansen is the Managing General Partner, and 39,900 shares which may be acquired pursuant to options which are currently exercisable or become exercisable within 60 days after December 31, 1997. Does not include 58,504 shares owned by Olivia Hansen, Neal C. Hansen's wife, as to which Mr. Hansen has neither voting nor dispositive power.

Item 4 (b)  Percent of Class:

            6.4%

Item 4 (c)  Number of shares as to which reporting person has:

            (i)  sole power to vote or to direct the vote - 1,637,078
           (ii)  shared power to vote or direct the vote - 0
          (iii)  sole power to dispose or direct the disposition of -
                 1,637,078
           (iv)  shared power to dispose or direct the disposition of -
                 0

Item 5     Ownership of Five Percent or Less of a Class:

           Not applicable

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
           Holding Company:

           Not Applicable

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not applicable

Item 10    Certification:

           Not applicable


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 22, 1998

/s/ Neal C. Hansen
Neal C. Hansen